16022346

SEC
SECU[illegible]
Mail Processing
Section
NOV 29
Washington DC
409

OMB APPROVAL

OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee & Leach, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Perimeter Park South, Suite 100W
(No. and Street)

Birmingham	AL	35243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Charles M. Lyon and C. Fred Wagstaff, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO, Sterne Agee & Leach, Inc.
Title

CARRIE KELLY
My Commission Expires
May 23, 2020

Signature

CFO, Sterne Agee & Leach, Inc.
Title

Notary Public

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Consolidated Statement of Cash Flows.
- (h) Computation of Net Capital.
- (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- (j) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.
- (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (m) An Oath or Affirmation.
- (n) A copy of the SIPC Supplemental Report.
- (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Sterne Agee & Leach, Inc.

We have audited the accompanying consolidated statement of financial condition of Sterne Agee & Leach, Inc. (a Delaware corporation) as of September 30, 2016, and the related notes to the consolidated financial statement. The consolidated financial statement is the responsibility of Sterne Agee & Leach, Inc.'s management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Sterne Agee & leach, Inc. as of September 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, Alabama
November 23, 2016

STERNE AGEE & LEACH, INC.
(A Wholly-Owned Subsidiary of INTL FCStone Inc.)

Statement of Financial Condition

September 30, 2016

Assets		
Cash and cash equivalents	$	11,900,722
Cash on deposit with clearing organizations and for regulatory purposes		9,798,902
Receivables:		
Broker/dealers and clearing organizations		52,858,090
Customers		87,762,766
Related parties		158,887
		140,779,743
Furniture and equipment (less accumulated depreciation and amortization of $6,135,061)		197,473
Other assets		2,997,107
Total assets	$	165,673,947
Liabilities and Stockholder's Equity		
Payables:		
Broker/dealers and clearing organizations	$	49,392,655
Customers		63,379,324
Related parties		3,321,838
		116,093,817
Accounts payable and other liabilities		11,177,812
Total liabilities		127,271,629
Stockholder's equity:		
Common stock, $1 par value. 2,500 shares authorized, issued, and outstanding		2,500
Additional paid-in capital		126,597,803
Retained earnings		(88,197,985)
Total stockholder's equity		38,402,318
Total liabilities and stockholder's equity	$	165,673,947

See accompanying notes to financial statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Sterne, Agee & Leach, Inc. (SALI or the Company) is a wholly-owned subsidiary of INTL FCStone Inc. (INTL or The Parent). The Company is registered as a securities broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in brokerage, clearance and custody services for which is receives fees from customers. The Company also engages in securities transactions either on a principal or agency basis and facilitates securities transactions for its clients.

As further discussed in Note 2 to the financial statements, on July 1, 2016, INTL acquired 100% of the outstanding stock of the Company from Sterne Agee, LLC (SA LLC) a Stifel Financial Corp. (Stifel) company (the Acquisition). The Company has elected to use pushdown accounting to establish a new accounting basis for the Company beginning July 1, 2016.

Sterne Agee (UK), Ltd. was a wholly owned subsidiariy of the Company prior to the Acquisition. As part of the Acquisition, the Company assigned its ownership of Sterne Agee (UK), Ltd., to SA LLC.

Use of Estimates in Financial Statements

The accounting principles used in preparing the financial statements conform to U.S. generally accepted accounting principles (U.S. GAAP) and general practices followed by brokers/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances warrant. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

Accounting for Securities Transactions

Securities owned, securities sold but not yet purchased, receivables/payables with broker/dealers and clearing organizations, and customers are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are stated at fair value.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Restricted Cash

The Company maintained cash balances that were restricted under financial agreements related to certain products.

Cash and Securities on Deposit with Clearing Organizations and for Regulatory Purposes

Cash and securities on deposit with clearing organizations include cash and securities on deposit with National Securities Clearing Corporation, Inc., MBS Clearing Corporation, Inc., Depository Trust & Clearing Corporation, Inc., and The Options Clearing Corporation. Cash on deposit for regulatory purposes includes cash deposits with Regions Bank.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company accepts and pledges collateral in connection with secured financing and other transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral.

The Company monitors the risk of loss by assessing the fair value of the accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less. Furniture is depreciated over a five-year useful life, equipment over a three-year useful life, and leasehold improvements over the lesser of the remaining lease term or the life of the respective lease.

Recent Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, which require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact the new guidance will have on its cash flows.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs. The amendment eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of the amendment are intellectual property and property, plant and equipment. The amendments do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The amendments should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact the new guidance will have on its financial position.

In August 2016, FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230), which addresses eight classification issues related to the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. Entities should apply this ASU using a retrospective transition method to each period presented. Early adoption is permitted, including adoption in an interim period. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2019. The Company is currently evaluating the impact the new guidance will have on its cash flows.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the ways entities recognize credit losses on financial instruments. The guidance is effective January 1, 2020, with early adoption permitted on January 1, 2019. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2020. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss ("CECL") model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. The Company is currently evaluating the impact the new guidance will have on its financial position.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 addresses the recognition, measurement, presentation and disclosure of financial assets and liabilities. The guidance primarily affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the guidance clarifies the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available for-sale debt securities. This guidance is effective for the Company in the first quarter of fiscal 2019, and early adoption is not permitted, with certain exceptions. The amendments are required to be applied by means of a cumulative-effect adjustment on the balance sheet as of the beginning of the fiscal year of adoption. The Company is currently assessing the impact, if any, the guidance may have upon adoption.

In August 2014, the FASB issued ASU 2014-15 which requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The guidance is intended to incorporate into U.S. GAAP a requirement that

management perform a going concern evaluation similar to the auditor's evaluation required by standards issued by the Public Company Accounting Oversight Board (PCAOB) and American Institute of Certified Public Accountants (AICPA). The guidance is effective for the Company in fiscal year 2017. Early application is permitted. The adoption is not expected to materially affect the Company's financial position.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 completes the joint effort by the FASB and International Accounting Standards Board (IASB) to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting Standards (IFRS). In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 clarifies the implementation guidance on identifying performance obligations. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. These ASUs are effective for public entities for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2019. Entities have the choice to apply these ASUs either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of initial application and not adjusting comparative information. The Company is currently evaluating the requirements of these standards and has not yet determined the impact on its financial position.

2. Acquisition

As discussed in Note 1 to the financial statements, on July 1, 2016, the Company was acquired by INTL pursuant to the Agreement and Plan Merger, dated June 29, 2016 (the Acquisition Agreement). The Acquisition was accounted for using the acquisition method under Accounting Standards Codification (ASC) Topic 805, Business Combinations. Under the acquisition method, the purchase price was allocated to the underlying tangible assets acquired and liabilities assumed based on their respective fair values. No intangible assets were recorded in connection with the acquisition. Pushdown accounting equity adjustments of ($4,314,549) were primarily related to current and deferred income taxes, aged receivables balances and prepaid expenses. The total purchase price allocated was $39,029,672. The purchase price allocation at July 1, 2016, is summarized in the following table:

Assets			**Liabilities and nets assets acquired**		
Cash and cash equivalents	$	24,884,032	Due to Parent	$	366,714
Restricted cash		400,038	Payables		119,648,395
Cash on deposit with clearing organizations		5,860,287	Accounts payable and other liabilities		12,486,680
Receivables		133,005,854	Net assets acquired		39,029,672
Property and equipment		211,129			
Other assets		7,170,121			
Total assets	$	171,531,461	Total liabilities and net assets acquired	$	171,531,461

3. Cash Segregated and Securities on Deposit for Regulatory Purposes

At September 30, 2016, cash of $2,000 was segregated in special reserve bank accounts for the exclusive benefit of customers and proprietary accounts of brokers under Rule 15c3-3. No securities were on deposit for regulatory purposes at September 30, 2016.

4. Receivables From and Payables to Broker/Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker/dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on the settlement date.

Balances at September 30, 2016, were as follows:

Receivables:		
Securities failed to deliver	$	7,739,827
Securities borrowed		6,931,680
Clearing organizations and other		38,186,583
	$	52,858,090
Payables:		
Securities failed to receive	$	9,293,488
Securities loaned		15,498,600
Clearing organizations and other		24,600,567
	$	49,392,655

5. Receivables From and Payables to Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying financial statements. At September 30, 2016, there were no receivables from or payables to customers related to officers and directors of the Company.

6. Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the marketplace can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2016, securities not readily marketable consisted of $92,420 of equities carried at estimated fair value. These securities are included in other assets in the statement of financial condition.

7. Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement, not an entity-specific measurement.

Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single-name credit default swap spreads, and recovery rates based on collateral values as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy. Securities not actively traded are typically valued at Level 3.

Other. Other securities consist primarily of restricted stock. These securities are generally using unobservable inputs. Securities that fall within the other securities category are typically valued at Level 3.

Included within other assets and other liabilities are $92,420 and $20,260, respectively, of securities owned and securities sold, not yet purchased.

Activity in Level 3 assets and liabilities are measured at fair value on a recurring basis for fiscal 2016 was not significant to the overall presentation of the statement of financial condition.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash equivalents, cash and securities on deposit with clearing organizations and for regulatory purposes, receivables from broker/dealers and clearing organizations, receivables from customers, payables from broker/dealers and clearing organizations, payables from customers, and bank loans.

8. Bank Loans

The Company maintains a secured line of credit at a rate of the Federal Funds rate plus 1%. At September 30, 2016, the Company had no borrowings against this line.

9. Income Taxes

During its fiscal year, on July 1, 2016, the Company was acquired by INTL. The Company is included in the consolidated federal income tax return filed by Stifel through June 30, 2016 and in the consolidated federal income tax return to be filed by INTL after June 30, 2016. Federal income taxes are calculated as if the companies filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from Stifel and INTL. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years.

Deferred tax assets and liabilities are determined under the asset and liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods.

At September 30, 2016, the Company has recorded the following:

		September 30, 2016
Deferred tax asset:		
Intangibles	$	754,793
Compensation		763,457
Net operating losses		728,826
Total		2,247,076
Valuation allowance		(642,174)
Deferred tax asset after valuation allowance		1,604,902
Deferred tax liability:		
Unrealized gain		(358,593)
Prepaid expenses		(259,842)
Fixed assets		(34,533)
Other		(1,728)
Total deferred tax liability		(654,696)
Deferred tax asset, net	$	950,206

Relevant accounting guidance defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority. This section also provides guidance on the recognition, measurement, and classification of income tax uncertainties in interim periods. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. As September 30, 2016, the Company no longer recorded a reserve for uncertain tax positions. The unrecognized tax benefits of $654,696 recorded as of September 30, 2015 were transferred to Stifel, the Predecessor, prior to June 30, 2016.

The Company is subject to taxation in the United States and various states. The statute of limitation for examination of the federal return is open back to the 2011 tax year. The years open to tax

examinations vary in the state jurisdictions where the company operates but are generally open to either 2011 or 2012.

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. Specifically, the Company considers taxable income in the carryback period, the ability of its parent to utilize its deferred tax assets, reversing temporary differences and projections of future taxable income. On the basis of this evaluation, as of September 30, 2016, the Company believes that it is more likely than not that it will be able to recognize the tax benefit of the deferred tax assets, net of the existing valuation allowance on state net operating losses, in the future.

The Company has state net operating loss carryforwards of $728,826, tax effected. The Company recognized a valuation allowance of $642,174, tax effected, mainly related to state jurisdictions where the Company no longer operates. The state net operating loss carryforwards begin to expire in 2034.

10. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2016, the Company had net capital of $28,995,294, which was approximately 29.58% of aggregate debit balances at September 30, 2016. Net capital was $27,034,699 in excess of required net capital at September 30, 2016.

11. Profit Sharing Plan and Trust

Stifel and INTL have a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees.

12. Related-Party Transactions

During the period July 1, 2016 through September 30, 2016 (Successor), the affiliates of the Company, in addition to INTL, its Parent company, include: Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Clearing, Inc. (SACI), Sterne Agee Asset Management, Inc. (SAAM) and Sterne Agee Investment Advisor Services, Inc (SAIAS).

During the period October 1, 2015 through June 30, 2016 (Predecessor), the affiliates of the Company, in addition to Stifel, its former Parent company, include: The Trust Company of Sterne, Agee, Inc. (Trust Company), SAFS, SACI, SAAM, Sterne Agee Insurance Consulting, Inc., Sterne Agee Solutions, Inc., SAIAS, WRP Investments, Inc., P&L Aviation, Inc., and Stifel, Nicolaus & Company, Inc.

Receivables/payables from INTL and affiliated companies, at September 30, 2016, are included in related-party payables in the accompanying statement of financial condition and were as follows:

Payables to related parties	$3,321,838

SA LLC and Stifel provided and INTL provides management, consulting, and financial services to the Company for a fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

The Company reimbursed Stifel and Stifel, Nicolaus & Company, Inc. for the actual costs incurred for goods and services where payment to a vendor is made by Stifel or Stifel, Nicolaus & Company, Inc. on behalf of the Company. Stifel and Stifel, Nicolaus & Company, Inc. also reimbursed the Company for actual costs incurred for goods and services where payment to a vendor is made by the Company.

13. Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments at September 30, 2016, were as follows:

Year ending September 30:	
2017	$ 1,626,213
2018	559,628
2019	512,740
2020	522,994
2021	398,100
Thereafter	—
	$ 3,619,675

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. The Company is entitled to indemnification by Stifel, per the Acquisition Agreement, for certain litigation matters. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

14. Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2016, at the fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to September 30, 2016.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual

obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

16. Proprietary Accounts of Brokers

The Company, in its capacity as a clearing broker/dealer, clears transactions for certain proprietary accounts of brokers (PAB). A broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At September 30, 2016, amounts held on deposit in special reserve bank accounts for the proprietary accounts of broker/dealers were $1,000.

17. Collateral

In the normal course of business, the Company has margin securities, securities borrowed and securities held on behalf of correspondent brokers, on terms which permit it to repledge the securities to others. At September 30, 2016, the Company had obtained and had available securities, on a settlement date basis, with a fair value of $148,410,662 on such terms, of which $22,466,110 have either been pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

18. Offsetting assets and liablities

Substantially all of the Company's securities borrowing and securities lending activity are transacted under master agreements that may allow for net settlements in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of offset associated with the Company's recognized assets and liabilities as of September 30, 2016

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts Presented In the Balance Sheet	Collateral Received Or pledged (Including Cash)	Net Amount
Assets:					
Receivables from broker/dealers and clearing organizations:					
Securities borrowed	$ 6,931,680	$ -	$ 6,931,680	$ (6,931,680)	$ -
Total	$ 6,931,680	$ -	$ 6,931,680	$ (6,931,680)	$ -
Liabilities:					
Payables to broker/dealers and clearing organizations:					
Securities loaned	$ 15,498,600	$ -	$ 15,498,600	$ (15,498,600)	$ -
Total	$ 15,498,600	$ -	$ 15,498,600	$ (15,498,600)	$ -

19. Subsequent events

The Company has evaluated subsequent events and their potential effects on these financial statements through the date of the issued financial statements. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2016 statement of financial condition.